February 7, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn: Johnny Gharib; Suzanne Hayes

Re:	Chembio Diagnostics, Inc.
Registration Statement on Form S-3
Filed January 30, 2017
File No. 333-215813

Ladies and Gentlemen:

Please accept this as a formal written request to accelerate the effectiveness of the above captioned Registration Statement on Form S-3 (the "Registration Statement"). Pursuant to Rule 461 under the Securities Act of 1933, as amended, Chembio Diagnostics, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective on or about 3:00 p.m., Washington, D.C. time, on Thursday, February 9, 2017, or as soon as possible thereafter.

Very truly yours,

CHEMBIO DIAGNOSTICS, INC.

By:    /s/ Richard J. Larkin
Name:  Richard J. Larkin
Title:   Chief Financial Officer and Executive Vice President

cc:   Alan L. Talesnick, Haynes and Boone, LLP
 Michael M. Pritchard, Haynes and Boone, LLP